UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2015

Commission File Number: 001-33632

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
(Exact name of registrant as specified in its charter)

73 Front Street
Fifth Floor Bermuda
Hamilton, HM 12
Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82.

The information contained in Exhibit 99.1 of this Form 6-K is incorporated by reference into the registrant’s following registration statements on Form F-3: File No. 333-167860.

The following documents, which are attached as exhibits hereto, are incorporated by reference herein:

Exhibit	Title

99.1	BROOKFIELD INFRASTRUCTURE RENEWS ITS LIMITED PARTNERSHIP UNIT NORMAL COURSE ISSUER BID

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P. by its general partner, BROOKFIELD INFRASTRUCTURE PARTNERS LIMITED

Date: October 02, 2015	By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary